Exhibit 99.2

FIRST AMENDMENT

to

AMENDED AND RESTATED LICENSE AGREEMENT

for

DYNAMIC SKIN COOLING METHOD AND APPARATUS

U.C. Case No. 93-364

THIS is a FIRST AMENDMENT to the AMENDED AND RESTATED LICENSE AGREEMENT (the Agreement) by and between The Regents of the University of California (The Regents), a California corporation, having its statewide administrative offices at 1111 Franklin Street, Oakland, California 94607 and Candela Corporation (Licensee), a Delaware corporation, having a principal place of business at 530 Boston Post Road, Wayland, MA 01778-1886.

RECITALS

WHEREAS, certain inventions, characterized as “Method and Apparatus for the Dynamic Cooling of Biological Tissue Treated via Thermal Mediated Surgery” (Invention), were made at the University of California, Irvine, by Drs. J. Stuart Nelson, Thomas E. Milner, and Lars O. Svaasand, and are claimed in Regents’ Patent Rights;

WHEREAS, the Invention was made under funding provided in part by the U.S. Department of Health and Human Services (DHHS);

WHEREAS, the parties previously entered into an agreement titled “Exclusive License Agreement between The Regents of the University of California and Candela Laser Corporation for Dynamic Skin Cooling Method and Apparatus,” effective as of December 19, 1994 and Amended as of September 30, 1998 granting certain rights to the Invention to Licensee;

WHEREAS, disputes arose between the parties concerning their rights and obligations under the prior license agreement, resulting in a lawsuit in the District of Massachusetts and an arbitration;

WHEREAS, Licensee and The Regents resolved the lawsuit and arbitration between them by entering into the Agreement effective August 11, 2000;

WHEREAS, further disputes arose between the parties concerning their rights and obligations under the Agreement, resulting in an arbitration (“the Second Arbitration”), in which a Final Award was made on May 6, 2005;

WHEREAS, Licensee and The Regents find that laser systems utilizing the DCD provide one of the safest laser treatment for the public and believe that the public needs are well served by Licensee’s marketing and promoting laser systems utilizing the DCD as Licensee’s primary cooling technology; and

WHEREAS, Licensee has requested relief from the royalties set forth in the Agreement and confirmed in the Second Arbitration and The Regents is willing to accommodate Licensee’s request in return for the consideration set forth herein,

NOW, THEREFORE, the parties agree as follows:

1.             Effective July 3, 2005 Section 1.8 of the Agreement is deleted in its entirety and replaced with the following:

“1.8        “Net Invoice Price” means (a) the gross invoice price charged by and the value of any other consideration owed to Licensee for a Patent Product or Patent Method, or (b) in those instances where the Patent Product or Patent Method is combined in any manner with any other product or service, the gross invoice price charged by and the value of any other consideration owed to Licensee for the combined product or service, less the following items, but only to the extent that they are identified separately on a bill or invoice:

i.                                         allowances actually granted to customers for rejections, returns, or prompt payment and volume discounts;

ii.                                     freight, transport backing, and insurance charges associated with transportation;

iii.                                 taxes, including Deductible Value-Added Tax, tariffs or import/export duties based on Sales when included in the gross invoice price, but excluding value-added taxes other than Deductible Value Added Tax or taxes assessed on income derived from Sales; “Deductible Value-Added Tax” means only the portion of the value-added tax that is actually incurred and is not reimbursable, refundable, or creditable under the tax authority of any country;

iv.                                    rebates or discounts paid or credited pursuant to applicable law; and

v.                                        any extended warranties (any warranty providing coverage beyond the industry standard of a one-year warranty) offered by Licensee to its customers, so long as customers have the option of purchasing Patent Products from Licensee without an extended warranty.”

2.             Effective July 3, 2005, Section 1.9 of the Agreement is added:

“1.9                        “Net Sales” means:

(1.9a)      except in the instances described in Subparagraphs 1.9b, 1.9c, and 1.9d of this Paragraph, the Net Invoice Price;

(1.9b)      for any Relationship-Influenced Sale of a Patent Product or Patent Method, Net Sales shall be based on the Net Invoice Price at which the Relationship-Influenced Sale Purchaser resells such Patent Product or Patent Method;

(1.9c)      in those instances where a Patent Product or Patent Method is not Sold, but is otherwise exploited, the Net Sales for such Patent Product or Patent Method shall be the Net Invoice Price of products or services of the same or similar kind and quality, Sold in similar quantities, currently being offered for Sale by Licensee.  Where such products or services are not currently being offered for Sale by Licensee, the Net Sales for a Patent Product or Patent Method otherwise exploited, for the purpose of computing royalties, shall be the average Net Invoice Price at which products or services of the same or similar kind and quality, Sold in similar quantities, are then currently being offered for Sale by other manufacturers.  Where such products or services are not currently Sold or offered for Sale by Licensee or others, then the Net Sales shall be Licensee’s cost of manufacture of Patent Product or the cost of conducting the Patent Method, determined according to Generally Accepted Accounting Principles (“GAAP”), plus one hundred percent (100%); or

(1.9d)      for a Reacquisition Sale Or Exploitation, Net Sales shall mean the Net Invoice Price upon the Reacquisition Sale Or Exploitation of a Patent Product or Patent Method.”

3.                                       Effective July 3, 2005, Section 1.10 of the Agreement is added:

“1.10       “Relationship-Influenced Sale” means a Sale of a Patent Product or Patent Method, or any exploitation of the Patent Product, between Licensee and (i) an Affiliate; (ii) a Joint Venture; or (iii) a Related Party.”

4.                                       Effective July 3, 2005, Section 1.11 of the Agreement is added:

“1.11       “Relationship-Influenced Sale Purchaser” means the purchaser of Patent Product or Patent Method in a Relationship-Influenced Sale.”

5.                                       Effective July 3, 2005, Section 1.12 of the Agreement is added:

“1.12       “Reacquisition Sale Or Exploitation” means those instances where Licensee acquires a Patent Product or Patent Method and then subsequently Sells or otherwise exploits such Patent Product or Patent Method.”

6.             Effective July 3, 2005, Section 1.13 of the Agreement is added:

“1.13       “Sale” means the act of selling, leasing or otherwise transferring, providing, or furnishing for use for any consideration.  Correspondingly, “Sell” means to make or cause to be made a Sale, and “Sold” means to have made or caused to be made a Sale.”

7.             Effective July 3, 2005, Section 1.14 of the Agreement is added:

“1.14       “Related Party” means a corporation, firm, or other entity with which, or individual with whom, Licensee (or any of its respective stockholders, subsidiaries or Affiliates) have an agreement, understanding, or arrangement (for example, but not by way of limitation, an option to purchase stock or other equity interest, or an arrangement involving a division of revenue, profits, discounts, rebates, or allowances) unrelated to the Sale or exploitation of the Patent Products or Patent Method without which such other agreement, understanding, or arrangement, the amounts, if any, charged by Licensee to such entity or individual for the Patent Product or Patent Method would be higher than the Net Invoice Price actually received, or if such agreement, understanding, or arrangement results in Licensee extending to such entity or individual lower prices for such Patent Product or Patent Method than those charged to others without such agreement, understanding, or arrangement buying similar products or services in similar quantities.”

8.             Section 3.1 of the Agreement is deleted in its entirety and replaced with the following:

“3.1         Effective July 3, 2005, as further consideration for all the rights and licenses granted to Licensee, Licensee will pay to The Regents an earned royalty at the rate of three percent (3%) based on the Net Sales of each laser system Sold if the laser system contains any operative element of a DCD or otherwise enables a DCD (“Earned Royalty”).  In the case of Sales to resellers (e.g. distributors or original equipment manufacturers) that are not Relationship-Influenced Sales, the three percent (3%) Earned Royalty in this paragraph shall be based on Licensee’s Net Sales on the Sale to its reseller.”

9.             Section 3.2 is deleted in its entirety and replaced by the following:

“3.2         In consideration for the reductions herein in Licensee’s royalty obligations, Licensee will pay The Regents for the life of this agreement an annual license maintenance fee of three hundred thousand dollars ($300,000), which shall be paid in a lump sum of three million dollars ($3,000,000) within ten (10) days of signing of this First Amendment by both parties.  This payment is non-refundable and is not creditable against royalties or any other obligations Licensee may have to The Regents.”

10.                                 Effective July 3, 2005, Section 3.6 is deleted in its entirety and replaced with the following:

“3.6         Licensee shall pay a minimum annual royalty of one million dollars ($1,000,000) for the calendar years 2006 through 2010.  Thereafter, and for the life of this agreement, Licensee shall pay a minimum annual royalty of the lesser of five-hundred thousand dollars ($500,000) or thirty percent (30%) of the previous year’s Earned Royalties, but in no case shall the minimum annual royalty for any year be less than two-hundred fifty thousand dollars ($250,000).  This minimum annual royalty shall be paid to The Regents by February 28 of each year and shall be credited against the earned royalty due and owing for the calendar year in which the minimum payment was made.”

11.                                 Effective July 3, 2005, Section 5.4 is deleted in its entirety and replaced with the following:

“5.4         After the first commercial Sale of a Patent Product, Licensee will provide to The Regents quarterly royalty reports on or before February 28, May 31, August 31 and November 30 of each year.  Each such royalty report will cover Licensee’s most recently completed calendar quarter (October through December, January through March, April through June, and July through September) and will show for the calendar quarter:

(5.4a) the number of Patent Products Sold by Licensee;

(5.4b) the gross sales of all laser systems Sold;

(5.4c) the Net Sales of all of all laser systems Sold;

(5.4d) the invoice date and invoice number of each Patent Product Sold;

(5.4e) the list price and Net Invoice Price of each Patent Product Sold by Licensee;

(5.4f) the laser system type and serial number of each Patent Product Sold;

(5.4g) a reconciliation of reported royalty revenues and publicly reported revenues;

(5.4h) documentation of Net Sales of DCDs Sold separately from any laser system;

(5.4i) the royalties, in U.S. dollars, payable hereunder with respect to all Sales of Patent Products; and

(5.4j) the exchange rates used, if any.”

12.                                                         Effective July 3, 2005, Section 11.1 is deleted in its entirety and replaced with the following:

“11.1       Upon termination of this Agreement, Licensee shall have the privilege of disposing of all previously made or partially made Patent Products, but no more, within a period of one hundred and twenty (120) days, provided, however, that the Sale of such Patent Products shall be subject to the terms of this Agreement including, but not limited to the payment of royalties on the Net Sales of Patent Products at the rates and at the times provided herein and the rendering of reports in connection therewith.”

13.                                                         Effective July 3, 2005, Section 18.1 is deleted in its entirety and replaced with the following:

“18.1       Any notice or payment required to be given to either party shall be deemed to have been properly given and to be effective (a) on the date of delivery if delivered in person or (b) five (5) days after mailing if mailed by first-class certified mail, postage paid, to the respective addresses given below, or to such other address as it shall designate by written notice given to the other party.

In the case of Licensee:		Candela Corporation
530 Boston Post Road
Wayland, MA 01778-1886
Attention: Mr. Gerard E. Puorro

With a copy to:		Joseph A. Capraro, Jr.
Proskauer Rose LLP
One International Place
Boston, MA 02110-2600

In the case of The Regents:		THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
Office of the President
Office of Technology Transfer
1111 Franklin Street, 5th Floor
Oakland, California 94607-5200
Telephone: (510) 587-6000
Facsimile: (510) 587-6090
	Attention:	Executive Director,
Research Administration and
Technology Transfer
Referring to: U.C. Case No. 93-364

With a copy to:		Office of Technology Alliances
380 University Tower
4199 Campus Drive
Irvine, California 92697-7700
Telephone: (949) 824-7297
Facsimile: (949) 824-2899
	Attention:	David G. Schetter
Assistant Vice Chancellor

14.         Effective July 3, 2005, Section 27.6 is deleted in its entirety.

15.         No amendment to or modification of this First Amendment to Agreement will be valid or binding upon the parties unless made in writing and signed on behalf of each party.

16.         This First Amendment to Agreement embodies the entire understanding of the parties relating to the subject matter hereof, and supersedes all previous communications, representations, or understandings, whether oral or written, between the parties relating to the subject matter hereof.

IN WITNESS WHEREOF, both The Regents and Licensee have executed this First Amendment to Agreement, in duplicate originals, by their respective officers hereunto duly authorized, on the day and year hereinafter written.

CANDELA CORPORATION:	THE REGENTS OF THE UNIVERSITY OF CALIFORNIA:

By:	By:

Name:	Name:

Title:	Title:

Date:	Date: